UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

   For the month of July, 2012

Commission File Number: 000-54173

FLATWORLD ACQUISITION CORP.

Palm Grove House

 Road Town

Tortola VG1110

British Virgin Islands

Tel: +1 (284) 545 6127

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements.  Words such as “believe,” “expect,” “anticipate,” “project,” “target,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. Forward-looking statements relating to the proposed transaction discussed below (the “Transaction”) include, but are not limited to: statements about the benefits of the Transaction involving FlatWorld Acquisition Corp. (“FlatWorld”, the “Company,” “we,” “our” or “us”) and Orchid Island Capital, Inc. (“Orchid Island”), including future financial and operating results; FlatWorld’s and Orchid Island’s plans, objectives, expectations and intentions; the expected timing of completion of the Transaction; and other statements relating to the Transaction that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the Transaction, these factors include, but are not limited to: the risk that more than 825,000 Ordinary Shares (as defined below) will be validly tendered by our shareholders and not properly withdrawn prior to the expiration date of the Tender Offer (as defined below), which would cause us to be unable to consummate the proposed Transaction with Orchid Island; the risk that governmental and regulatory review of the Tender Offer documents may delay the Transaction with Orchid Island or result in the inability of the Transaction to be consummated by September 9, 2012, resulting in our liquidation in accordance with our charter, and the length of time necessary to consummate the proposed Transaction; the risk that a condition to consummation of the merger of Orchid Island with and into our subsidiary (the “Merger”) may not be satisfied or waived; the risk that the anticipated benefits of the Transaction may not be fully realized or may take longer to realize than expected; disruption from the Transaction making it more difficult for Orchid Island to maintain relationships with lenders; or any of the factors in the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2011; and the other risks identified in this Report on Form 6-K (this “Report”) and any statements of assumptions underlying any of the foregoing.  These risks, as well as other risks associated with the Transaction, will be more fully discussed in the Schedule TO that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the Tender Offer. Additional risks and uncertainties are identified and discussed in FlatWorld’s reports filed or to be filed with the SEC and available at the SEC's website at http://www.sec.gov. Forward-looking statements included in this Report  speak only as of the date of this Report.  We undertake and assume no obligation, and do not intend, to update our forward-looking statements, except as required by law.

Important Information about the Tender Offer

The planned Tender Offer by FlatWorld described in this Report has not yet commenced. Such description is not an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy FlatWorld’s Ordinary Shares will be made pursuant to an offer to purchase and related materials that FlatWorld intends to file with the SEC. At the time the Tender Offer is commenced, FlatWorld will file a Tender Offer statement on Schedule TO with the SEC.  The Tender Offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) will contain important information that should be read carefully and considered before any decision is made with respect to the Tender Offer. These materials will be sent free of charge to all shareholders of FlatWorld when available. In addition, all of these materials (and all other materials filed by FlatWorld with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.  Security holders may also obtain free copies of the documents filed with the SEC by FlatWorld by directing a request to: FlatWorld Acquisition Corp., Palm Grove House, Road Town, Tortola VG1110, British Virgin Islands, British Virgin Islands.  Shareholders of FlatWorld are urged to read the Tender Offer documents and the other relevant materials when they become available before making any investment decision with respect to the Tender Offer because such documents and materials will contain important information about the Tender Offer, and the proposed Merger.

Agreement and Plan of Reorganization and Associated Transactions

This section describes the material provisions of the Agreement and Plan of Reorganization (as defined below) but does not purport to describe all of the terms thereof.  The following summary is qualified in its entirety by reference to the complete text of each of the Agreement and Plan of Reorganization, a copy of which is attached hereto as an exhibit.  Shareholders and other interested parties are urged to read such agreement in its entirety.

Structure of the Transaction; Merger Consideration

On July 26, 2012, FlatWorld Acquisition Corp. (“FlatWorld”, the “Company”, “we” or “us”) entered into an Agreement and Plan of Reorganization  (as the same may be amended from time-to-time, the “Agreement and Plan of Reorganization”), by and among FlatWorld, FTWA Orchid Merger Sub LLC, a Maryland limited liability company wholly-owned by FlatWorld (“Merger Sub”), FWAC Holdings Limited, a British Virgin Islands business company limited by shares (“FWAC Holdings” or our “Sponsor”), Orchid Island Capital, Inc., a Maryland corporation (“Orchid Island”), Bimini Capital Management, Inc., a Maryland corporation (“Bimini Capital”), and Bimini Advisors, LLC, a Maryland limited liability company (“Bimini Advisors”).

Pursuant to the Agreement and Plan of Reorganization, FlatWorld, Merger Sub, Orchid Island, Bimini Advisors, Bimini Capital and FWAC Holdings intend to effect the merger (the “Merger” and, together with the other transactions contemplated by the Agreement and Plan of Reorganization, the “Transaction”) of Orchid Island with and into Merger Sub, with Merger Sub continuing as the surviving entity and as a wholly-owned subsidiary of FlatWorld. Immediately following the consummation of the Merger, FlatWorld will change its name to “Orchid Island Holding, Inc.” and Merger Sub will change its name to “Orchid Island Capital LLC.”

At the effective time of the Merger (the “Effective Time”), all of the issued and outstanding equity interests of Orchid Island will be converted into the right to receive 141,873 Class A Preferred Shares, no par value (the “Preferred Shares”), of FlatWorld (the “Merger Consideration”), subject to certain terms and conditions set forth in the Agreement and Plan of Reorganization, including without limitation the adjustment described below.  The Preferred Shares are convertible into Ordinary Shares on a one-for-ten basis any time after the record date for the Post-Merger Dividend (as defined below), are entitled to vote and are entitled to dividends pari passu with the Ordinary Shares (other than the Post-Merger Dividend) and distributions of assets in the event of our liquidation.

The material aspects of the structure of the Transaction and the Merger Consideration are as follows:

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Bimini Capital, the owner of all of the ownership interests of Orchid Island, in accordance with the terms and conditions of the Agreement and Plan of Reorganization, will receive, at the Effective Time, the Merger Consideration.

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Bimini Capital will contribute to FlatWorld $1,754,281 in cash.

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A portion of the Merger Consideration, 14,187 Preferred Shares (to be used as recourse for indemnity obligations, and any adjustment to the Merger Consideration) (the “Claim Shares”), will be deposited in escrow and subject to an escrow agreement to be entered into at the closing of the Merger.

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Pursuant to the FWAC Holdings Share Repurchase Agreement (as defined below), FlatWorld will repurchase from FWAC Holdings all 573,875 of FlatWorld’s issued and outstanding ordinary shares, no par value (“Ordinary Shares”) held by FWAC Holdings for the following consideration: (i) aggregate cash consideration of $1,154,281 and (ii) newly-issued warrants to purchase 2,000,000 Ordinary Shares at an exercise price of $9.25 per share (“New Sponsor Warrants”).

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FWC Advisors LLC will receive, pursuant to the Operating Agreement of Bimini Advisors, Class B membership interests of Bimini Advisors, such that FWC Advisors LLC will own 10% of the membership interests of Bimini Advisors and as a result of such ownership, will be entitled to an allocable portion of the management fee and termination fee (if any) payable by FlatWorld to Bimini Advisors under the Management Agreement (as defined below).

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The Merger is conditioned upon FlatWorld having completed the Tender Offer (“Tender Offer”) pursuant to the terms of the Agreement and Plan of Reorganization. In accordance with the terms of our Seventh Amended and Restated Memorandum and Articles of Association (the “Charter”), FlatWorld may proceed with the Transaction without a shareholder vote if its shareholders are provided the opportunity to exercise their redemption rights as provided in our Charter.  Through the Tender Offer, shareholders of FlatWorld will be provided with the opportunity to redeem their Ordinary Shares for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account established in accordance with the terms of FlatWorld’s initial public offering (“IPO” and such account, the “Trust Account”), less taxes and interest earned on funds held in the Trust Account. The obligation of FlatWorld to purchase Ordinary Shares validly tendered and not properly withdrawn pursuant to the Tender Offer will be subject to, among others, the condition that no more than 825,000 Ordinary Shares have been validly tendered and not properly withdrawn pursuant to and prior to the expiration of the Tender Offer.

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At the Effective Time, Orchid Island will be merged with and into Merger Sub by the filing of articles of merger with the State of Maryland Department of Assessments and Taxation. Upon the consummation of the Merger, the separate existence of Orchid Island shall cease and Merger Sub, as the surviving company in the Merger (the “Surviving Company”), shall continue its limited liability company existence under the laws of the State of Maryland as a wholly-owned subsidiary of FlatWorld.  Immediately following the consummation of the Merger, FlatWorld will change its name to “Orchid Island Holding, Inc.” and Merger Sub will change its name to “Orchid Island Capital LLC.”

As noted above, the Merger Consideration is subject to adjustment under certain circumstances.  If the total stockholders’ equity of Orchid Island immediately prior to the Effective Time (based on the Final Closing Date Company Stockholder’s Equity Calculation (as defined in the Agreement and Plan of Reorganization)) is less than $14,446,800, then the Merger Consideration shall be reduced following the closing date by a number of Preferred Shares equal to the quotient of: (i) the difference of  (x) $14,446,800, less (y) the total stockholders’ equity of Orchid Island immediately prior to the Effective Time, divided by (ii) $101.829.  Alternatively, if the total stockholders’ equity of Orchid Island immediately prior to the Effective Time (based on the Final Closing Date Company Stockholder’s Equity Calculation) is greater than $14,446,800, then the Merger Consideration shall be increased following the closing date by a number of Preferred Shares equal to the quotient of: (i) the difference of (x) the total stockholders’ equity of Orchid Island immediately prior to the Effective Time, less (y) $14,446,800, divided by (ii) $101.829.  The total stockholders’ equity of Orchid Island immediately prior to the Effective Time shall be the total stockholders’ equity reflected in the Closing Date Balance Sheet (as defined in the Agreement and Plan of Reorganization) prepared by FlatWorld using the valuation methodology set forth in Appendix 1 of the Agreement and Plan of Reorganization (with respect to the Orchid Island’s securities portfolio), in accordance with United States generally accepted accounting principles (“GAAP”).

Post-Merger Dividend

FlatWorld intends to take all necessary action to declare a dividend to all holders of Ordinary Shares, consisting of, for each Ordinary Share, (i) cash in an amount equal to the quotient of (x) $1,000,000 divided by (y) the number of Ordinary Shares outstanding (estimated to be between $0.44 per share and $ 0.68 per share) immediately following the closing of the transactions contemplated by the FWAC Holdings Share Repurchase Agreement (as described below)(the “Repurchase Closing Date”), and (ii) one newly-issued warrant to purchase one Ordinary Share at an exercise price of $9.50, with such additional terms and conditions as set forth in the Warrant Agreement to be entered into between FlatWorld and Continental Stock Transfer & Trust Company.  The record date to be established by the board of directors of FlatWorld applicable to such dividend (the “Record Date”) shall be a date no later than 12 business days following the consummation of the Merger and, (i) with respect to the cash portion of the dividend, the payment date shall be the date that is three business days following the Record Date and (ii) with respect to the warrant portion of the dividend, the payment date shall be the date that is three business days following the date of the effectiveness of FlatWorld’s registration statement registering the foregoing warrants and Ordinary Shares issuable upon exercise thereof under the Securities Act of 1933, as amended (the “Securities Act”).

Closing of the Transaction

The Merger is expected to be consummated promptly following the satisfaction or waiver of the conditions described below under the subsection entitled “Conditions to the Closing of the Transaction,” unless FlatWorld and Orchid Island agree in writing to hold the closing at another time but in no event will such time be later than three business days following satisfaction of all conditions to the Merger.

Conditions to the Closing of the Transaction

The obligations of the parties to the Agreement and Plan of Reorganization to consummate the Merger are subject to the satisfaction (or waiver by each other party) of the following specified conditions set forth in the Agreement and Plan of Reorganization before consummation of the Merger. Unless otherwise defined herein, the capitalized terms used below are defined in the Agreement and Plan of Reorganization.

FlatWorld’s, Merger Sub’s and Orchid Island’s obligations to consummate the Merger are contingent on the following:

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The Tender Offer shall have been conducted and no more than 825,000 of the Ordinary Shares issued in our IPO shall have been validly tendered and not properly withdrawn prior to the expiration of the Tender Offer.

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The applicable waiting period (and any extension thereof) under any antitrust laws, if any, shall have expired or been terminated.

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All authorizations, approvals and permits required to be obtained from, or made with, any governmental authority or other regulatory agency in order to consummate, and all material consents from third parties required in connection with, the transactions contemplated by the Agreement and Plan of Reorganization, shall have been obtained or made.

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No governmental authority or regulatory agency shall have enacted, issued, promulgated, enforced (or threatened to enforce) or entered any law (whether temporary, preliminary or permanent) or order that is then in effect and has the effect of making the Transaction illegal or otherwise preventing or prohibiting consummation of the Transaction.

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The requisite consents or regulatory approvals shall not have included or contained, or resulted in the imposition of, any burdensome condition on FlatWorld or Orchid Island.

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There shall be no pending action against any party or any affiliate, or any of their respective properties or assets, or any officer, director, partner, general partner, member or manager, in his or her capacity as such, of any party or any of their affiliates, with respect to the consummation of the Transaction or the transactions contemplated thereby which could reasonably be expected to have a material adverse effect.

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The board of directors, the board of managers and the officers of FlatWorld and the Surviving Company upon the consummation of the Merger shall be constituted as set forth in the Agreement and Plan of Reorganization.

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The Ordinary Shares, the Units and the Warrants shall be quoted on the OTC Bulletin Board.

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FlatWorld shall have amended its Charter pursuant to the BVI Business Companies Act of 2004, as amended to reflect a new corporate name not using the term “FlatWorld.”

FlatWorld’s and Merger Sub’s obligation to consummate the Merger is contingent on the following:

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Each of the representations and warranties of Orchid Island and Bimini Capital that are qualified by materiality or material adverse effect shall be true and correct as of the Effective Time as though made as of the Effective Time (except to the extent that any of such representations and warranties expressly speaks only as of an earlier date) and each of the representations and warranties that is not so qualified shall be true and correct in all material respects on and as of the Effective Time as though made as of the Effective Time (except to the extent that any of such representations and warranties expressly speaks only as of an earlier date).

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Orchid Island and Bimini Capital shall have performed, in all material respects, all of its obligations and complied with, in all material respects, all of its agreements and covenants to be performed or complied with by it under the Agreement and Plan of Reorganization at or prior to the Effective Time.

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Orchid Island shall have delivered to FlatWorld the officer’s and secretary’s certificates required under the Agreement and Plan of Reorganization.

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No Material Adverse Effect (as defined under “—Materiality and Material Adverse Effect” below) shall have occurred with respect to Orchid Island’s business since the date of the Agreement and Plan of Reorganization.

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Our Sponsor shall have received the Lock-Up Agreement called for in the Agreement and Plan of Reorganization, duly executed by Bimini Capital.

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FlatWorld shall have received from Orchid Island the Closing Company Financials.

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FlatWorld shall have received the Bimini Advisors Operating Agreement, duly executed by Bimini Advisors.

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FlatWorld shall have received the Management Agreement by and between FlatWorld and Bimini Advisors, duly executed by Bimini Advisors.

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FlatWorld shall have received the Investment Allocation Agreement by and among FlatWorld, Bimini Capital and Bimini Advisors, duly executed by Bimini Capital and Bimini Advisors.

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The director and officer tail insurance coverage set forth in the Agreement and Plan of Reorganization shall have been obtained with a reputable insurance company and such policy shall be in full force and effect.

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FlatWorld shall have received the termination agreement, duly executed by Orchid Island and Bimini Advisors, Inc., terminating the Existing Bimini Management Agreement and the Existing Bimini Management Agreement shall no longer be in full force and effect.

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FlatWorld shall have received $1,754,281 by wire transfer from Bimini Capital.

Orchid Island’s obligation to consummate the Merger is contingent on the following:

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Each of the representations and warranties of FlatWorld and Merger Sub that are qualified by materiality or material adverse effect shall be true and correct as of the Effective Time as though made as of the Effective Time (except to the extent that any of such representations and warranties expressly speaks only as of an earlier date) and each of the representations and warranties that is not so qualified shall be true and correct in all material respects on and as of the Effective Time as though made as of the Effective Time (except to the extent that any of such representations and warranties expressly speaks only as of an earlier date).

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Each of FlatWorld and Merger Sub shall have performed, in all material respects, its obligations and complied with, in all material respects, its agreements and covenants to be performed or complied with by it under the Agreement and Plan of Reorganization at or prior to the Effective Time of the Transaction, including, without limitation, the resignation from the board of directors of FlatWorld of those persons currently on the board of directors who are not named as directors following the Effective Time.

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 FlatWorld shall have delivered to Orchid Island the officer’s and secretary’s certificates required under the Agreement and Plan of Reorganization.

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No Material Adverse Effect (as defined under “—Materiality and Material Adverse Effect” below) shall have occurred with respect to FlatWorld’s business since the date of the Agreement and Plan of Reorganization.

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FlatWorld shall have executed the Registration Rights Agreement granting demand and “piggy-back” registration rights to Bimini Capital for the Preferred Shares (and the Ordinary Shares into which they are convertible) received as the Merger Consideration.

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Bimini Capital shall have received a properly completed IRS Form 8875 signed by FlatWorld electing to treat FlatWorld as a “taxable REIT subsidiary” of Bimini Capital within the meaning of Section 856(l) of the Code.

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Bimini Capital shall have received the Bimini Advisors Operating Agreement, duly executed by FWC Advisors LLC.

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Bimini Capital shall have received the Management Agreement by and between FlatWorld and Bimini Advisors, duly executed by FlatWorld.

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Bimini Capital shall have received the Investment Allocation Agreement by and among FlatWorld, Bimini Capital and Bimini Advisors, duly executed by FlatWorld.

Termination

The Agreement and Plan of Reorganization may be terminated and the transactions contemplated by the Agreement and Plan of Reorganization may be abandoned at any time, but not later than the Effective Time, as follows:

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by mutual written consent of each of Orchid Island and FlatWorld, as duly authorized by their respective board of directors;

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by written notice by either FlatWorld or Orchid Island if certain mutual closing conditions set forth in the Agreement and Plan of Reorganization have not been satisfied by Orchid Island or FlatWorld, as the case may be (or waived by FlatWorld or Orchid Island as the case may be) by September 9, 2012; provided, however, such date shall be extended through December 9, 2012 in the event FlatWorld is able to obtain shareholder approval to extend the corporate existence of FlatWorld.  Notwithstanding the foregoing, the right to terminate shall not be available to FlatWorld or Orchid Island if the failure by FlatWorld or Merger Sub, on one hand, or Orchid Island, Bimini Capital or Bimini Advisors, on the other hand, to fulfill any obligation under the Agreement and Plan of Reorganization has been the cause of, or resulted in, the failure of the closing to occur on or before September 9, 2012, or December 9, 2012, as applicable;

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by written notice by either FlatWorld or Orchid Island, if any governmental authority shall have enacted, issued, promulgated, enforced or entered any order or law that is, in each case, then in effect and is final and nonappealable and has the effect of permanently restraining, enjoining or otherwise preventing or prohibiting the transactions contemplated by the Agreement and Plan of Reorganization (including the Merger); provided, however, the right to terminate shall not be available to FlatWorld or Orchid Island if the failure by FlatWorld or Merger Sub, on one hand, or Orchid Island, Bimini Capital or Bimini Advisors, on the other hand, to fulfill any obligation under the Agreement and Plan of Reorganization has been the primary cause of, or resulted in, any such order or law to have been enacted, issued, promulgated, enforced or entered;

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by written notice by FlatWorld, if (1) there has been a breach by Orchid Island, Bimini Advisors or Bimini Capital of any of their respective material representations, warranties, covenants or agreements contained in the Agreement and Plan of Reorganization, or if any material representation or warranty of Orchid Island or Bimini Capital shall have become untrue or inaccurate, and (2) the breach or inaccuracy is incapable of being cured prior to closing or is not cured within 20 days of notice of such breach or inaccuracy;

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by written notice by Orchid Island, if (1) there has been a breach by FlatWorld or Merger Sub of any of their respective material representations, warranties, covenants or agreements contained in the Agreement and Plan of Reorganization, or if any material representation or warranty of FlatWorld or Merger Sub shall have become untrue or inaccurate and (2) the breach or inaccuracy is incapable of being cured prior to closing or is not cured within 20 days of notice of such breach or inaccuracy;

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by written notice by FlatWorld if certain conditions to the obligations of FlatWorld and Merger Sub to close have not been satisfied by Orchid Island, Bimini Advisors or Bimini Capital (or waived by FlatWorld) by September 9, 2012, provided, however, such date shall be extended through December 9, 2012 in the event FlatWorld is able to obtain shareholder approval to extend its corporate existence; provided, further, that the right to terminate the Agreement and Plan of Reorganization shall not be available to FlatWorld if FlatWorld is in material breach of any representation, warranty or covenant contained in the Agreement and Plan of Reorganization and such breach has primarily caused such closing conditions not to be satisfied;

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by written notice by Orchid Island if certain conditions to the obligations of Orchid Island to close have not been satisfied by FlatWorld (or waived by Orchid Island) by September 9, 2012; provided, however, such date shall be extended through December 9, 2012 in the event FlatWorld is able to obtain shareholder approval to extend its corporate existence; provided, further, the right to terminate the Agreement and Plan of Reorganization shall not be available to Orchid Island if Orchid Island, Bimini Capital and/or Bimini Advisors is in material breach of any representation, warranty or covenant contained in the Agreement and Plan of Reorganization and such breach has primarily caused such closing conditions not to be satisfied;

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by FlatWorld upon written notice to Orchid Island with respect to a Superior Proposal, provided that FlatWorld shall have complied with the provisions of the Agreement and Plan of Reorganization setting forth the procedures for handling alternative acquisition proposals and paid to Bimini Capital by wire transfer (to such account(s) designated by Bimini Capital) an amount equal to Bimini Capital’s aggregate costs and expenses (including reasonable attorneys’ fees) accrued in preparing for, conducting and implementing the transactions contemplated by the Agreement and Plan of Reorganization; or

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by Orchid Island upon written notice to FlatWorld with respect to a Superior Proposal, provided that Orchid Island shall have complied with the provisions of the Agreement and Plan of Reorganization setting forth the procedures for handling alternative acquisition proposals and paid to FlatWorld by wire transfer (to such account(s) designated by FlatWorld) an amount equal to FlatWorld’s aggregate costs and expenses (including reasonable attorneys’ fees) accrued in preparing for, conducting and implementing the transactions contemplated by the Agreement and Plan of Reorganization.

For purposes of the Agreement and Plan of Reorganization, a “Superior Proposal” means any bona fide written acquisition proposal (on its most recently amended or modified terms, if amended or modified) on terms which the board of directors of the recipient of the superior proposal has determined in its good faith judgment are more favorable to the stockholders or shareholders of such party if consummated in accordance with its terms from a financial point of view than the transactions contemplated by the Agreement and Plan of Reorganization, after consultation with its respective legal counsel and financial advisor and after taking into account all legal, financial (including the financing terms of such proposal), regulatory, conditions to consummation, timing and other aspects of such proposal and the Agreement and Plan of Reorganization (taking into account any modifications to the Agreement and Plan of Reorganization that the other party proposes to make), and taking into account the identity of the person making such acquisition proposal and the likelihood of consummation of such acquisition proposal.

Effect of Termination

In the event of proper termination by either FlatWorld or Orchid Island, the Agreement and Plan of Reorganization will become void and have no effect, without any liability or obligation on the part of FlatWorld or Orchid Island, or their respective affiliates, officers, directors, partners, members, managers, employees or agents, except: (i) each party shall be responsible for its own fees and expenses incurred in connection with the Transaction (except as further described in the section “Fees and Expenses” below) and (ii) the confidentiality obligations of FlatWorld and Orchid Island under that certain Mutual Non-Disclosure Agreement, dated as of June 24, 2012 shall survive. No termination of the Agreement and Plan of Reorganization shall relieve any party from liability for any fraud or willful breach of the Agreement and Plan of Reorganization prior to termination.

Fees and Expenses

Except as otherwise set forth in the Agreement and Plan of Reorganization, all expenses (including, without limitation, each party’s respective legal, accounting and roadshow travel) incurred in connection with the Agreement and Plan of Reorganization and the transactions contemplated thereby shall be paid by the party incurring such expenses, whether or not the Merger or any other related transaction is consummated; provided however, upon the closing, Bimini Capital will be responsible for any expenses incurred by Orchid Island in connection with the Merger, including, without limitation, any and all legal, accounting, roadshow travel, investment banking, finders or similar fees and expenses.  FWAC Holdings will be responsible for any expenses, costs, fees and obligations to third-parties, not otherwise the responsibility of Bimini Capital in the preceding sentence, incurred by FlatWorld or Merger Sub in connection with the Merger and the transactions contemplated by the Agreement and Plan of Reorganization, the IPO, or the pursuit of any other business transaction prior to the closing, payable or outstanding upon either the closing or the termination of the Trust Account and at all times thereafter in excess of $350,000; provided, however, that the costs of the director and officer tail insurance coverage obtained prior to the Effective Time in accordance with the Agreement and Plan of Reorganization shall not be included in such $350,000 limitation amount.

Management of FlatWorld Following the Transaction

Pursuant to the Agreement and Plan of Reorganization, as designated by Bimini Capital, the board of directors of FlatWorld is expected to consist of Robert E. Cauley, G. Hunter Haas, IV, W. Coleman Bitting, John B. Van Heuvelen, Frank P. Filipps, and Ava L. Parker.  Robert E. Cauley is expected to initially serve as the chairman of the board of FlatWorld and the manager of Orchid Island, until his resignation or removal.   In addition, following the completion of the Merger, the board of directors of FlatWorld shall establish such committees as the then board of directors of FlatWorld shall determine.

Immediately following the Effective Time, the then board of directors of FlatWorld is expected to appoint and designate as officers of FlatWorld:  (i) Robert E. Cauley, as President and Chief Executive Officer, (ii) G. Hunter Haas, IV, as Secretary, Chief Financial Officer and Chief Investment Officer, and (iii) Jerry Sintes, as Vice President and Treasurer, all of whom are currently officers of Orchid Island and Bimini Capital.

Tender Offer

The Agreement and Plan of Reorganization obligates FlatWorld, unless otherwise agreed to by the parties, to use its best efforts (subject to market conditions) to conduct a Tender Offer without shareholder vote pursuant to Rule 13e-4 and Regulation 14E (each, as modified, waived or otherwise agreed to with the SEC) of the Securities Exchange Act of 1934, as amended.  Through the Tender Offer, shareholders of FlatWorld will be provided the opportunity to have their Ordinary Shares redeemed by FlatWorld for consideration consisting of cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, less taxes and interest, upon the consummation of the Merger.  The obligation of FlatWorld to purchase Ordinary Shares validly tendered and not properly withdrawn pursuant to the Tender Offer will be subject to, among others, the condition that no more than 825,000 Ordinary Shares may be validly tendered and not properly withdrawn pursuant to and prior to the expiration date of the Tender Offer which is expected to be 11:59 p.m., New York City time, on Friday, August 24, 2012.

Representations and Warranties of FlatWorld, Merger Sub, Orchid Island and Bimini Capital in the Agreement and Plan of Reorganization

The Agreement and Plan of Reorganization contains a number of customary representations that each of FlatWorld, Merger Sub, Orchid Island and Bimini Capital have made to each other, including due organization and good standing, capitalization, authorization, binding agreement and government approvals, among others. The representations and warranties contained in the Agreement and Plan of Reorganization were made for purposes of the Agreement and Plan of Reorganization and are subject to qualifications and limitations agreed to by the respective parties in connection with negotiating the terms of the Agreement and Plan of Reorganization. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts.

Further, the representation and warranties are qualified by information in confidential disclosure schedules delivered by the respective parties together with the Agreement and Plan of Reorganization. While FlatWorld and Orchid Island do not believe these schedules contain information for which the securities laws require public disclosure, other than information that has already been so disclosed, the disclosure schedules do contain information that modify, qualify and create exceptions to the representations, warranties and covenants set forth in the Agreement and Plan of Reorganization.

This description of the representations and warranties, and their reproduction in the copy of the Agreement and Plan of Reorganization attached hereto as an exhibit, are included solely to provide investors with information regarding the terms of the Agreement and Plan of Reorganization. Accordingly, the representations and warranties and other provisions of the Agreement and Plan of Reorganization should not be read alone and should not be relied on as statements of fact, but instead should only be read together with the information provided elsewhere in this Report on Form 6-K and in FlatWorld’s filings with the SEC.

Materiality and Material Adverse Effect

Certain of the representations and warranties are qualified by materiality or Material Adverse Effect. For the purposes of the Agreement and Plan of Reorganization, “Material Adverse Effect” means any occurrence, state of facts, change, event, effect or circumstance that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on the assets, liabilities, business, results of operations or financial condition of a party and its subsidiaries, taken as a whole, other than any occurrence, state of facts, change, event, effect or circumstance to the extent resulting from certain limited circumstances, including: (i) political instability, acts of terrorism or war, changes in national, international or world affairs, or other calamity or crisis, including without limitation as a result of changes in the international or domestic markets, so long as such party is not disproportionately affected thereby, (ii) any change affecting the United States economy generally or the economy of any region in which such party conducts business that is material to the business of such party, so long as such party is not disproportionately affected thereby, (iii) the announcement of the execution of the Agreement and Plan of Reorganization, or the pendency of the consummation of the Merger or the other transactions contemplated thereby, (iv) any change in GAAP or interpretation thereof after the date of the Agreement and Plan of Reorganization or (v) the execution and performance of or compliance with the Agreement and Plan of Reorganization.

Covenants of the Parties

Each of FlatWorld and Orchid Island have agreed to use their commercially reasonable best efforts to promptly take all necessary actions to effect the Transaction. Each of Orchid Island and FlatWorld also covenanted to conduct its business in a manner consistent with past practice, to consult with the other party and obtain the permission of the other party before, among other things, amending any of its organizational documents (or with respect to FlatWorld, those of Merger Sub), modifying its outstanding equity interests (only with respect to Orchid Island), terminating or waiving any material right under any material contract, closing or materially reducing any of its activities (only with respect to Orchid Island), assuming additional obligations or liabilities other than in the ordinary course of business consistent with past practice. The Agreement and Plan of Reorganization also contains covenants related to notifications, access to information, confidentiality, and public announcements.  Furthermore, the Agreement and Plan of Reorganization also contains covenants that restrict and govern the activities of each of FlatWorld, Orchid Island and Bimini with respect to the solicitation or receipt of Acquisition Proposals.

Headquarters; REIT Qualification

After completion of the Transaction, we anticipate that:

•

the corporate headquarters and principal executive offices of FlatWorld will be located at 3305 Flamingo Drive, Vero Beach, Florida 32963; and

•

we will seek shareholder approval for the reincorporation of FlatWorld from the British Virgin Islands to the state of Maryland and that we will elect to treat FlatWorld as a REIT for United States federal income tax purposes commencing as of January 1, 2013.

Related Agreements

This section describes the material provisions of certain additional agreements to be entered into pursuant to the Agreement and Plan of Reorganization but does not purport to describe all of the terms thereof.  The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, copies of each of which are attached hereto as exhibits.  Shareholders and other interested parties are urged to read such agreements in their entirety.

Lock-Up Agreement

Bimini Capital has agreed to enter into a Lock-Up Agreement with our Sponsor with respect to the Merger Consideration (and the underlying Ordinary Shares) received by it.  Pursuant to the Lock-Up Agreement, neither Bimini Capital nor any permitted transferee may (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Merger Consideration, whether any such transaction is to be settled by delivery of Preferred Shares, Ordinary Shares, other securities, cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii).  Such restrictions apply until the one-year anniversary of the closing date of the Merger; provided, however, that such restrictions shall not apply at any time on or after January 1, 2013, if (i) the holders of FlatWorld’s Ordinary Shares fail to approve, at a duly convened meeting of FlatWorld shareholders, the reincorporation of FlatWorld as a Maryland corporation on or prior to January 1, 2013 provided that Bimini Capital or any permitted transferee of Bimini Capital shall have voted the Preferred Shares received as Merger Consideration, on an as-converted basis, in favor of the reincorporation or (ii) FlatWorld engages in a liquidation subsequent to the Merger.

Notwithstanding the foregoing, Bimini Capital may sell, contract to sell, dispose of, or otherwise transfer for value or otherwise, the Preferred Shares (or the Ordinary Shares into which they are convertible) (i) by gift, will or intestacy, (ii) by distribution to partners, members, shareholders, or beneficiaries of the undersigned, or (iii) to any wholly-owned direct or indirect subsidiary or subsidiaries of Bimini Capital; provided, however, that in the case of a transfer pursuant to (i), (ii) or (iii) above, it shall be a condition to such transfer that the transferee execute an agreement stating that the transferee is receiving and holding the Preferred Shares (or the Ordinary Shares into which they are convertible) subject to the provisions of the Lock-Up Agreement.  Moreover, Bimini Capital shall not be restricted or prohibited by the Lock up Agreement from converting any or all of its Preferred Shares into Ordinary Shares in accordance with the terms thereof.

FWAC Holdings Share Repurchase Agreement

Sponsor and FlatWorld have agreed that, pursuant to the FWAC Holdings Share Repurchase Agreement dated July 26, 2012 (the “Repurchase Agreement”), FlatWorld shall purchase from Sponsor, and Sponsor shall sell to FlatWorld, the 573,875 Ordinary Shares held by Sponsor, free and clear of any liens or encumbrances.  In consideration for the sale of such Ordinary Shares, (a) FlatWorld shall pay to Sponsor (i) an aggregate cash consideration of $1,154,281 in immediately available funds and (ii) shall issue and deliver to Sponsor the New Sponsor Warrants.  The closing date under the Repurchase Agreement shall take place 11 business days following the expiration date of the Tender Offer, subject to the conditions set forth therein (including (i) that the representations and warranties set forth in the Repurchase Agreement shall be true and correct in all material respects, (ii) that the Merger shall have been consummated and (iii) that the Amended and Restated FWAC Holdings Registration Rights Agreement shall have been duly executed and delivered by both Sponsor and FlatWorld).

In addition, in the event FlatWorld commences an exchange offer after the consummation of the Merger whereby all of the then-current holders of warrants to purchase Ordinary Shares of FlatWorld (other than holders of warrants issued pursuant to the Post-Merger Dividend) shall be granted the opportunity to exchange their existing warrants for new warrants that have identical terms and rights as the existing warrants except for the addition of certain provisions (such provisions include (i) an option for FlatWorld to provide either an Ordinary Share or cash equal to the fair market value of an Ordinary Share upon exercise of the warrant and (ii) a restriction on the ability to exercise the warrant if, as a result, any person or entity would own, beneficially or constructively, more than 9.8%, in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of shares of FlatWorld), Sponsor agrees to tender for exchange any and all of its then outstanding warrants (excluding any New Sponsor Warrants) to FlatWorld in exchange for the new warrants (with the additional provisions).  Sponsor also agrees that it (i) shall not take any affirmative action after the closing that would jeopardize the ability of FlatWorld to satisfy the “closely-held test” for qualification as a REIT, and (ii) shall, upon the reasonable request of FlatWorld, provide FlatWorld with such information as is reasonably necessary for FlatWorld to determine whether it has or will be able to comply with the “closely held test.”

Bimini Advisors Operating Agreement

Additionally, FWC Advisors LLC, an affiliate of our Sponsor, will receive, pursuant to the Operating Agreement of Bimini Advisors, LLC, Class B membership interests of Bimini Advisors, such that FWC Advisors will own 10% of the membership interests of Bimini Advisors and, as a result of such ownership, will be entitled to an allocable portion of the management fee and termination fee (if any) payable by FlatWorld to Bimini Advisors under the Management Agreement.

Such Class B membership interest entitles FWC Advisors to (i) a periodic distribution equal to 10% of each management fee payment received by Bimini Advisors pursuant to the terms of the Management Agreement minus certain management costs reasonably incurred by the Company in the period encompassing the management fee (such costs cannot exceed $75,000 per year) and (ii) 10% of the amount of any termination fee that Bimini Advisors would receive upon the termination of the Management Agreement (payable only during FWC Advisor’s membership in Bimini Advisors and for a maximum of three months thereafter).  In the event FWC Advisors is no longer a member at the time any termination fee is paid, FWC Advisors is entitled to receive its portion of the foregoing termination fee if such termination fee is paid or payable to Bimini Advisors within three months after FWC Advisors ceases to be a member.  In addition, FWC Advisors shall have the right to vote its 10% membership interest on decisions that come before the members.  Except for votes on certain amendments to the Operating Agreement, votes before the members are decided by the holders with the majority of the outstanding membership interest.

Beginning on the third anniversary of the date of the Operating Agreement and ending on the fifth anniversary, Bimini Advisors, Inc., the Class A Member, shall have the right to repurchase the membership interest of FWC Advisors for a price equal to (i) 10%  multiplied by (ii) the product of (a) the management fees received or receivable by Bimini Advisors pursuant to the Management Agreement during the calendar month immediately preceding the date that Bimini Advisors, Inc. provides notice of exercise of the call right, multiplied by (b)12.

Bimini Advisors, Inc., the Class A Member, shall be entitled to any remaining distributable cash not distributed to FWC Advisors.

Warrant Agreement

FlatWorld will enter into a warrant agreement (the “Warrant Agreement”) with Continental Stock Transfer & Trust Company, that will provide for the form and terms of the warrants to be issued to the holders of Ordinary Shares who do not tender their Ordinary Shares in the Tender Offer as a part of the Post-Merger Dividend (the “New Public Warrants”) and the New Sponsor Warrants issued to our Sponsor under the FWAC Holdings Share Repurchase Agreement.

The Warrant Agreement entitles each holder of a warrant to purchase one Ordinary Share, at a price per share of $9.25 (for each New Sponsor Warrant) or $9.50 (for each New Public Warrant), subject to adjustment as set forth in the Warrant Agreement. Each warrant is exercisable upon issuance and will expire on the date that is three years after the issuance of the warrants, or earlier upon redemption.

FlatWorld may redeem the warrants at any time after they become exercisable if (i) the volume weighted average price of the Ordinary Shares as reported on Bloomberg has been at least $10.50 per share on each of 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given and (ii) there is an effective registration statement covering the Ordinary Shares underlying the warrants for the continuous period beginning on the date on which notice is given and ending on the date of redemption.  Notice of redemption must be provided at least 30 days prior to the date of redemption.  The redemption price for the warrants is to be $.01 per warrant. Any warrant either not exercised or tendered back to FlatWorld by the end of the date specified in the notice of redemption shall be canceled on the books of FlatWorld and have no further value except for the $.01 redemption price.

Each warrant issued under the Warrant Agreement shall contain two new provisions to protect FlatWorld’s REIT status, including (i) an option for FlatWorld to provide either an Ordinary Share or cash equal to the fair market value of an Ordinary Share upon exercise of the warrant and (ii) a restriction on the ability to exercise the warrant if, as a result, any person or entity would own, beneficially or constructively, more than 9.8%, in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of shares of FlatWorld.

Management Agreement

FlatWorld and Bimini Advisors have agreed to enter into a Management Agreement (the “Management Agreement”) that will provide that Bimini Advisors (the “ Manager”) will provide FlatWorld with a management team, including its Chief Executive Officer, Chief Financial Officer and Chief Investment Officer or similar positions. Each of Orchid Island’s current officers are, and FlatWorld’s and Orchid Island’s officers will be following the completion of the Merger, employees of Bimini Capital.  FlatWorld does not intend to pay any cash or non-cash equity compensation to any officers of FlatWorld or Orchid Island (other than the Chief Financial Officer), and it does not currently intend to adopt any policies with respect thereto.  FlatWorld will reimburse the Manager for its allocable share of the compensation of the Chief Financial Officer based on our percentage of the aggregate amount of the Manager’s assets under management and Bimini Capital’s assets.  FlatWorld will also reimburse its pro rata portion of the Manager’s and Bimini Capital’s overhead expenses based on our percentage of the aggregate amount of our Manager’s assets under management and Bimini Capital’s assets; provided, however, that FlatWorld will not be required to pay any allocated overhead expenses or its pro-rata portion of the Chief Financial Officer’s salary until the date on which its ending balance shareholders’ equity equals $100 million or more.  Until such date, the Manager will pay all overhead expenses; however, FlatWorld will continue to be responsible for all other expenses.   The Compensation Committee of Bimini Capital’s board of directors will determine the levels of base salary and cash incentive compensation that may be earned by FlatWorld’s and Orchid Island’s officers based on factors as Bimini Capital may determine are appropriate. Bimini Capital will also determine whether and to what extent FlatWorld’s and Orchid Island’s officers will be provided with pension, long-term or deferred compensation and other employee benefit plans and programs.  FlatWorld expects that Bimini Capital will use proceeds from the management agreement and overhead sharing agreement in part to pay compensation to its officers and employees.

Registration Rights Agreement

FlatWorld and Bimini Capital have agreed to enter into a Registration Rights Agreement providing demand and piggy-back registration rights with respect to the Preferred Shares and the underlying Ordinary Shares (the “Registrable Securities”).  Pursuant to the Registration Rights Agreement, the holders of a majority-in-interest of the Preferred Shares (or Ordinary Shares into which they are convertible) may, commencing on the date on which the Preferred Shares are released from the lock-up restrictions pursuant to the Lock-Up agreement, make a written request that FlatWorld register under the Securities Act all or any portion of the Registrable Securities.  Pursuant to the demand right, FlatWorld shall not be obligated to effect more than three (3) demand registrations with respect to the Registrable Securities.  In addition, in accordance with the piggy-back registration rights in the Registration Rights Agreement, if , after the lock-up restrictions are released, FlatWorld proposes to file a registration statement with respect to an offering of equity securities (other than certain employee benefit plans or a business combination transaction), it must provide not less than 20 days’ notice thereof to Bimini Capital and permit Bimini Capital the opportunity to have its Registrable Securities registered in such registration statement.  The holders of a majority-in-interest of the Registrable Securities will have the right to request, at any time, registration of the Registrable Securities on Form S-3/F-3 (provided it is available for such offering) provided that the securities proposed to be sold therein have an aggregate price to the public of at least $500,000. FlatWorld will bear the expenses incurred in connection with the filing of any such registration statements, other than underwriting discounts and commissions attributable to the Registrable Securities being sold by the holders.

Amended and Restated Registration Rights Agreement

FlatWorld and the Sponsor have agreed to enter into an Amended and Restated Registration Rights Agreement to amend and restate in its entirety the registration rights agreement between FlatWorld and the Sponsor dated December 9, 2010.  Pursuant to the Amended and Restated Registration Rights Agreement, 2,000,000 New Sponsor Warrants, together with the Ordinary Shares issuable upon exercise of the New Sponsor Warrants, shall be included in the definition of “Registrable Securities.”  In addition, the number of demand registrations afforded with respect to the Registrable Securities will be increased from one to three.  Other than the limitation of and security for indemnification obligations pursuant to the Registration Rights Agreement, the material provisions of the Registration Rights Agreement remain unchanged;  provided, however, that under the Amended and Restated Registration Rights Agreement, the Sponsor shall agree to two new covenants obligating it to vote its Ordinary Shares in a certain manner.  The new covenants require the Sponsor to vote (i) at a duly convened meeting of FlatWorld’s shareholders, any Ordinary Shares owned by Sponsor (including those acquired pursuant to the exercise prior to the vote of any New Sponsor Warrants or warrants issued as part of FlatWorld’s previous private placement) in favor of FlatWorld’s reincorporation as a corporation incorporated under the laws of Maryland and (ii) for three years after the consummation of the Merger any and all of its Ordinary Shares in favor of any and all nominees to the Board of Directors of FlatWorld that are nominated by the then existing board of directors of FlatWorld and/or by Bimini Capital.

Investment Allocation Agreement

FlatWorld, Bimini Advisors and Bimini Capital have agreed to enter into an Investment Allocation Agreement pursuant to which Bimini Advisors and Bimini Capital will agree that, subject to certain conditions and exceptions, they will make available to FlatWorld all investment opportunities made available to Bimini Advisors or Bimini Capital, as the case may be, in residential mortgage-backed securities, the principal and interest payments of which are guaranteed by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation or the Government National Mortgage Association, and setting forth the allocation procedures to be used.  The Investment Allocation Agreement shall terminate on the earlier of the date (i) on which the Management Agreement terminates or expires in accordance with its terms, and (ii) Bimini Advisors is no longer a subsidiary or an affiliate of Bimini Capital.

FlatWorld Charter Amendments

On July 25, 2012, FlatWorld filed with the BVI Registry of Corporate Affairs its Sixth Amended and Restated Memorandum and Articles of Association (the “Sixth A&R Charter”).  The amendment contained therein permits FlatWorld’s directors to amend Article 24 thereof solely in order to make it consistent with the disclosures contained in FlatWorld’s registration statement in connection with its initial public offering.

On July 26, 2012, FlatWorld filed with the BVI Registry of Corporate Affairs its Seventh Amended and Restated Memorandum and Articles of Association (the “Seventh A&R Charter”).  The amendment contained therein cures an inconsistency in Article 24.2 thereof relating to the non-necessity of a shareholder vote in the event of a Tender Offer, except as required under BVI Business Companies Act of 2004, as amended.

Copies of the Sixth A&R Charter and the Seventh A&R Charter are attached as exhibits hereto.

Amendment to Underwriting Agreement

On July 24, 2012, FlatWorld entered into an amendment to the underwriting agreement entered into as of December 9, 2010 between itself and Rodman & Renshaw, LLC (such amendment the “Amendment”; such agreement the “Underwriting Agreement”; Rodman & Renshaw, LLC, together with the other underwriters, EarlyBirdCapital, Inc. and Ladenburg Thalmann & Co, the “Underwriters” or, individually, an “Underwriter”).  Pursuant to the Amendment, the Underwriters agreed:

•

to waive all deferred compensation due to them under the terms of the Underwriting Agreement;

•

subject to the completion of the Merger, to delete the lock-up provisions contained in the Underwriting Agreement with respect to insider shares, and to waive the applicability of certain other lockup provisions contained in separate agreements among the Underwriters and FlatWorld’s management, thereby permitting the execution and consummation of the Repurchase Agreement.  The Amendment is attached as an exhibit hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

FLATWORLD ACQUISITION CORP.

July 30, 2012	By:
/s/ Jeffrey A. Valenty
Jeffrey A. Valenty
President

Exhibit Index

Exhibit Number	Description
2.1*

Agreement and Plan of Reorganization, by and among FlatWorld Acquisition Corp., FTWA Orchid Merger Sub LLC, FWAC Holdings Limited, Orchid Island Capital, Inc., Bimini Capital Management, Inc. and Bimini Advisors, LLC dated July 26, 2012

3.1	Sixth Amended and Restated Memorandum and Articles of Association of FlatWorld Acquisition Corp., dated July 25, 2012
3.2	Seventh Amended and Restated Memorandum and Articles of Association of FlatWorld Acquisition Corp., dated July 26, 2012
4.1	Terms of Class A Preferred Shares of FlatWorld Acquisition Corp.
4.2	Form of New Warrant to be issued to FWAC Holdings Limited
10.1	FWAC Holdings Share Repurchase Agreement between FlatWorld Acquisition Corp. and FWAC Holdings Limited dated July 26, 2012
10.2	Form of Registration Rights Agreement by and between FlatWorld Acquisition Corp. and Bimini Capital Management, Inc.
10.3	Form of Lock-Up Agreement between Bimini Capital Management, Inc. and FWAC Holdings Limited
10.4	Form of Amended and Restated Registration Rights Agreement between FlatWorld Acquisition Corp. and FWAC Holdings Limited
10.5	Form of Management Agreement by and between FlatWorld Acquisition Corp. and Bimini Advisors, LLC
10.6	Form of Investment Allocation Agreement by and among FlatWorld Acquisition Corp., Bimini Advisors, LLC and Bimini Capital Management, Inc.
10.7	Form of Warrant Agreement between FlatWorld Acquisition Corp. and Continental Stock Transfer & Trust Company
10.8	Letter Agreement dated July 24, 2012 by and between FlatWorld Acquisition Corp., Rodman & Renshaw, LLC, EarlyBirdCapital, Inc. and Ladenburg Thalmann & Co.

*   All schedules for which provision is made in the applicable regulations of the SEC are not required under the related instructions or are not applicable, and, therefore, have been omitted.  Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule upon request.